August 31, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	United Surgical Partners International, Inc.

Registration Statement on Form S-4 (File No. 333-183533)

Filed on August 24, 2012

Dear Mr. Riedler:

On August 24, 2012, United Surgical Partners International, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 (File No. 333-183533) (the “Registration Statement”), relating to a proposed exchange offer (the “Exchange Offer”), in which the Company will offer to exchange up to $440,000,000 in aggregate principal amount of its 9.000% Senior Notes due 2020 (the “Exchange Notes”) for an equivalent principal amount of its previously-issued and outstanding 9.000% Senior Notes due 2020 (the “Outstanding Notes”). The terms of the Exchange Notes and the Outstanding Notes are substantially identical in all material respects, except that the Exchange Notes will not contain terms with respect to registration rights under the Securities Act of 1933, as amended (the “Securities Act”), transfer restrictions or additional interest.

The Company hereby advises you that it is registering the Exchange Offer in reliance on the position of the staff of the Commission enunciated in the Exxon Capital Holdings Corporation SEC No-Action Letter (avail. April 13, 1988), the Morgan Stanley & Co. Incorporated SEC No-Action Letter (avail. June 5, 1991) and the Shearman & Sterling SEC No-Action Letter (avail. July 2, 1993) (collectively, the “Exxon Capital Letters”). The Company represents that with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the position of the staff of the Commission enunciated in the Exxon Capital Letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission

August 31, 2012

In addition, the Company will make each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The transmittal letter will also state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. (See the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

The holders tendering the Outstanding Notes have represented to the Company that each such holder is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act or if it is such an “affiliate” it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable.

The Company intends to commence the Exchange Offer for the Outstanding Notes promptly after the Registration Statement is declared effective. The Exchange Offer will remain open for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder, including Rule 14e-1, to the extent applicable.

Securities and Exchange Commission

August 31, 2012

Please feel free to call the undersigned at (972) 713-3500 or Carl P. Marcellino of Ropes & Gray LLP at (212) 596-9000 if you have any questions about this letter.

Sincerely,

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

By: /s/ Jason B. Cagle

Name: Jason B. Cagle, Esq.

Title: Senior Vice President and General Counsel